UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 33-37977
Midland Cogeneration Venture Limited Partnership
(Exact name of registrant as specified in its charter)

Midland, MI 48640	Tel: 989-839-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
11.00% Senior Secured Lease Obligation Bonds Series C due 2002
11.00% Senior Secured Lease Obligation Bonds Series C due 2002
10.33% Senior Secured Lease Obligation Bonds Series C due 2002
11.75% Subordinated Secured Lease Obligation Bonds Series A due 2005
13.25% Subordinated Secured Lease Obligation Bonds Series A due 2005

(Title of each class of securities covered by this Form)
N/A/None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: Zero (*)
Pursuant to the requirements of the Securities Exchanges Act of 1934 Midland Cogeneration Venture Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2006	By:	/s/ James M. Rajewski

	Name:	James M. Rajewski

	Title:	Chief Financial Officer, Vice President and Controller
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(*) The approximate number of record holders of such securities as of January 1, 2006 was less than 300.